United States securities and exchange commission logo





                              January 5, 2024

       Ryan Fukushima
       Chief Executive Officer
       Pathos AI, Inc.
       600 West Chicago Avenue, Suite 150
       Chicago, IL 60654

                                                        Re: Pathos AI, Inc.
                                                            Rain Oncology Inc.
                                                            Schedule TO-T Filed
December 27, 2023, as amended December 29, 2023
                                                            Filed by WK Merger
Sub, Inc. and Pathos AI, Inc.
                                                            File No. 005-92501

       Dear Ryan Fukushima:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-T Filed December 27, 2023

       General

   1. Refer to conditions 3(iv)(B)(II)-(III) on page 9 of the Offer to Purchase and condition
                                                        (iv)(B)(2) on page 60
of the Offer to Purchase. Please reconcile condition 3(iv)(B)(II) on page 9 of the Offer to
Purchase and the reference to "de minimis inaccuracies" on page 60 of the Offer to
Purchase with section (b)(iv)(B)(2) of Exhibit A to the Merger Agreement, which states: "[T]he
representations and warranties of the Company set forth in Section
                                                        4.2 shall not be true
and correct in all respects as of the date of the Merger Agreement or as of and as though
made on the Expiration Date, except to the extent the failures of such representations to be
true and correct in all respects individually or in the aggregate would not reasonably be
expected to result in an increase in the aggregate value of the consideration payable
by Parent in connection with the Merger of more than $500,000 in the aggregate, as
compared to what such aggregate amount would have been if such
 Ryan Fukushima
FirstName
Pathos AI, LastNameRyan Fukushima
           Inc.
Comapany
January    NamePathos AI, Inc.
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
         representations and warranties had been true and correct in all respects . . . ."
Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other
Agreements, page 40

2. On pages 56-58 of the Offer to Purchase, you summarize the CVR Agreement. Please revise this disclosure to indicate that the CVR Agreement may be amended without the consent of the CVR holders in certain circumstances. See Section 5.1 of the CVR
         Agreement.
Source and Amount of Funds, page 58

3. We note that 346 Short LLC has agreed to contribute to Parent, at or prior to the
         Acceptance Time, $25 million pursuant to the Commitment Letter. On page 10 of the
         Offer to Purchase, you state that    346   s Equity Commitment is
subject to certain
         additional conditions set forth in the Commitment Letter.    Please
revise your disclosure to
         state all material conditions to the Equity Commitment and your alternative financing plan if the Equity Commitment falls through, or advise. See Item 7 of Schedule TO and Item
         1007(b) of Regulation M-A. Please also file the Commitment Letter as an exhibit to
         Schedule TO or advise. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-
         A.
4. We note the disclosure on page 59 of the Offer to Purchase that your financial condition is
         not relevant to a stockholder   s decision to tender Shares because
(i) the Offer is being
         made for all outstanding Shares solely for cash and CVRs; (ii) the Offer is not subject to any financing condition; and (iii) if we consummate the Offer, we will acquire all
         remaining Shares for the same price in the Merger.    Please provide
the disclosure required
         by Item 10 of Schedule TO for the offerors, Merger Sub and Parent. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO.
Conditions of the Offer, page 59

5.       Refer to the following statement on page 60 of the Offer to Purchase:
  The foregoing
         conditions . . . may be asserted by Merger Sub or Parent regardless of the circumstances
         giving rise to such condition . . . .    All offer conditions must be
objective and outside the
         control of the bidder to avoid implicating Regulation 14E   s
prohibition on illusory offers.
         Please revise this language which implies that Merger Sub or Parent may assert an Offer
         Condition to terminate the Offer due to their own action or inactions. For guidance, see
         Q&A 101.02 in the Compliance and Disclosure Interpretations under Tender Offer Rules
         and Schedules    (March 17, 2023) available on our website at
www.sec.gov.
6.       Refer to the following statement on page 60 of the Offer to Purchase:
  The failure of
         Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right
         that may be asserted at any time and from time to time.    If an offer
condition is
 Ryan Fukushima
Pathos AI, Inc.
January 5, 2024
Page 3
            triggered    while an offer is pending, in our view, the offeror
must promptly inform
         stockholders whether it will assert the condition and terminate the offer, or waive it and
         continue. Reserving the right to waive a condition    at any time and
from time to time
         may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify stockholders if an Offer Condition is triggered while the Offer is pending.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-330-1032 or Perry Hindin at 202-
551-3444.



FirstName LastNameRyan Fukushima                               Sincerely,
Comapany NamePathos AI, Inc.
                                                               Division of
Corporation Finance
January 5, 2024 Page 3                                         Office of
Mergers & Acquisitions
FirstName LastName